UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No.________)*

                     THE VOYAGER GROUP, U.S.A., BRAZIL, LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   92906T 10 8
                      ---------------------------------
                                 (CUSIP Number)


    Check the following box if a fee is being paid with this statement [ ].

 1)   Name  and I.R.S. Identification No. of Reporting Person:

      JAMES RONALD PARKER
      ###-##-####

--------------------------------------------------------------------------------
 2)   Check the Appropriate Box if a Member of a Group:*

      (a)                                                  [ ]
      (b)                                                  [X]

--------------------------------------------------------------------------------
 3)   SEC Use Only

--------------------------------------------------------------------------------
 4)   Citizenship or Place of Organization

      USA
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      Number of Shares         (5)    Sole Voting Power -           767,550*
      Beneficially Owned by
      Each Reporting           -------------------------------------------------
      Person With:             (6)    Shared Voting Power -           -0-

                               -------------------------------------------------
                               (7)    Sole Dispositive Power -      767,550*

                               -------------------------------------------------
                               (8)    Shared Dispositive Power -      -0-

--------------------------------------------------------------------------------
 9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

        767,550
--------------------------------------------------------------------------------
10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: *

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11)   Percent of Class Represented by Amount in Row 9:

      10.5%
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12)   Type of Reporting Person:*

      IN
--------------------------------------------------------------------------------
* See Attachment 1

Item 1.

      (a)  Name of Issuer:

           THE VOYAGER GROUP, U.S.A., BRAZIL, LTD


      (b)  Address of Issuer's Principal Executive Offices:

           6354 Corte Del Abeto
           Suite F
           Carlsbad, CA  92009


Item 2.

      (a)  Name of Person Filing:

           James Ronald Parker

      (b)  Address of Principal Office:

           4363 Hazel Ave., No 1-281
           Fair Oaks, CA 95628

      (c)  Citizenship:

           U.S.A.

      (d)  Title of Class of Securities:

           Common Stock

      (e)  CUSIP Number:

           92906T 10 8
Item 3.

      If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a :

      (Not Applicable)

Item 4.    Ownership:

      (a)  Amount Beneficially Owned:   767,550

      (b)  Percent of Class:     10.5%

      (c)  Number of Shares as to which such person has:

           (i)   sole power to vote or to direct the vote:
                 767,550

           (ii)  shared power to vote or to direct the vote:
                 -0-

           (iii) sole power to dispose or to direct the disposition of:
                 767,550

           (iv) shared power to dispose or to direct the disposition of:
                -0-

Item 5     Ownership of Five Percent or Less of a Class:

           (Not Applicable)

Item 6     Ownership of More Than Five Percent on Behalf of Another Person:

           (Not Applicable)

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           (Not Applicable)

Item 8     Identification and Classification of Members of Group:

           (Not Applicable)

Item 9     Notice of Dissolution of Group:

           (Not Applicable)

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997                 /s/ James Ronald Parker
                                       -----------------------------------------
                                       Name:  James Ronald Parker
                                       Title:

Re:  THE VOYAGER GROUP, U.S.A., BRAZIL, LTD
     CUSIP Number 92906T 10 8
     Reporting Person: James Ronald Parker
     SS####-##-####
     -----------------------------------------------


                           ATTACHMENT 1 TO SCHEDULE G
                           --------------------------

 Note:   The  number of shares reported includes the following sub-categories of
 ----    shares:

         1. Fifteen (15) 1,000 Convertible Preferred Series AA 1996 shares (equaling one hundred fifty thousand (150,000) common shares);

         2. Three hundred seventeen thousand five hundred, fifty (317,550) common shares; and

         3. Three hundred thousand (300,000) common shares which the reporting person is not in possession of, and which are the subject of anticipated litigation between reporting person and the issuer.